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                                                                    EXHIBIT 99.O

THIS SHARE SALE AGREEMENT is made on 21 December 1994

BETWEEN:

TELEMETRIX INVESTMENTS LIMITED (registered no. 2672071), whose registered office is at Knaves Beech Estate, Loudwater, High Wycombe, Buckinghamshire HP10 9QZ (the Vendor);

TELEMETRIX PLC (registered no. 1378777), whose registered office is at Knaves Beech Estate, Loudwater, High Wycombe, Buckinghamshire HP10 9QZ (the Purchaser)


WHEREAS:

The Vendor has agreed to sell and transfer 450,000 shares of common stock in GTI Corporation, a US Corporation (the Shares) and the Purchaser has agreed to purchase the same upon the terms set out in this Agreement.

IT IS AGREED as follows:

SALE OF THE SHARES AND CONSIDERATION

1.1 The Vendor, as beneficial owner, agrees to sell and transfer (or procure the sale and transfer of) the Shares and the Purchaser agrees to purchase the Shares. The beneficial interest in the Shares shall be sold free from all security interests, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever, together with all rights attaching to them including, without limitation, the right to receive all dividends and other distributions declared, made or paid on or after the date of this Agreement.

1.2 The total purchase price payable by the Purchaser to the Vendor for the beneficial interest in the Shares shall be the sum of (Pounds) 4,109,787 such amount to be satisfied by way of an intra-group loan between the Vendor and the Purchaser.

COMPLETION

2. The sale and purchase of the Shares shall be completed by stock transfer form executed by the Vendor in favour of the Purchaser on 21 December 1994 in respect of the beneficial interest in the Shares.

ENTIRE AGREEMENT

3. This Agreement constitutes the entire agreement and understanding between the parties in connection with the sale and purchase of the beneficial interest in the Shares. Neither party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.


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FURTHER ASSURANCE

4. The Vendor shall do or procure to be done all such further acts and things and execute or procure the execution of all such other documents as the Purchaser may from time to time reasonably require for the purpose of giving to the Purchaser the full benefit of all the provisions of this Agreement.

GOVERNING LAW

5. This Agreement is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof this Agreement has been signed by and on behalf of the parties on the day and year first before written.




SIGNED by                             )
for and on behalf of                  )
TELEMETRIX INVESTMENTS                )
LIMITED                               )    /s/ B.D. RATTRAY



SIGNED by                             )
for and on behalf of                  )
TELEMETRIX PLC                        )    /s/ TIMOTHY M. CURTIS


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